EXHIBIT 21.1

Subsidiaries of Registrant

Name	Jurisdiction
iPass U.K., Limited	United Kingdom
iPass Asia, Pte., Ltd.	Singapore
iPass Holdings, Pty, Ltd.	Australia
iPass France, SAS	France
iPass Japan, K.K.	Japan
iPass, Ltd.	Israel
iPass Deutschland GmbH	Germany
Safe3w, Inc.	Delaware
Mobile Automation, Inc.	Delaware
GoRemote Internet Communications, Inc.	Delaware